1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 18, 2022

VIA EDGAR CORRESPONDENCE

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Ms. Brutlag:

We are writing in response to comments you provided telephonically to Alice Pellegrino, Kyle Whiteman and me on November 8, 2022 with respect to the Registrant’s Post-Effective Amendment No. 39, filed on September 23, 2022, relating to Hartford Sustainable Income ETF (the “Fund”), an existing series of the Registrant. On behalf of the Registrant, we have reproduced your comments below and provided the Fund’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table and Expense Example for the Fund.

Response:	The completed Annual Fund Operating Expenses table and Expense Example for the Fund are attached as Appendix I.

2.	Comment:	On page 4 of the prospectus, the disclosure states that “Wellington Management generally seeks to manage the Fund so that the carbon footprint of the corporate issuers held within the Fund at the portfolio level is lower than the carbon footprint of the corporate issuers within the Fund’s investment universe, as determined by Wellington Management.” Please clarify this disclosure to further address the process by which Wellington Management pursues this aspect of the Fund’s strategy.

Response:	The Registrant has revised the disclosure in response to this comment. The revised disclosure is provided below:

Wellington Management generally seeks to manage the Fund so that the carbon footprint of the corporate issuers held within the Fund at the portfolio level is lower than the carbon footprint of the corporate issuers within the Fund’s investment universe, as determined by Wellington Management. Carbon footprint in this context refers to weighted average carbon intensity, which is calculated by multiplying each issuer’s carbon intensity (tons CO2e/$M revenue) by its weight in the portfolio (% eligible market value) and then summing those values to the portfolio total. Eligibility is currently based on exposure to long-only, direct corporate holdings and excludes look-through to pools.

3.	Comment:	With respect to “LIBOR Risk” disclosed in the Fund’s prospectus, please provide supplementally the percentage of the Fund’s portfolio that consists of investments based on LIBOR. Please also explain supplementally why the Fund invests in LIBOR-linked instruments when the use of LIBOR as a reference rate is being transitioned away from.

Response:	The Fund invests approximately 15% of the Fund’s assets in instruments that are currently linked to LIBOR, including bank loans. Therefore, the Registrant believes that “LIBOR Risk” should remain a principal risk of the Fund until the LIBOR transition is complete.

4.	Comment:	Please confirm whether the Fund has been in operation for less than one full calendar year as of December 31, 2021, as is disclosed in the Fund’s prospectus.

Response:	The Fund commenced operations on September 21, 2021 so the disclosure is confirmed. The Post-Effective Amendment is scheduled to take effect on or about November 28, 2022, so the Fund will not yet have a full calendar year of performance to disclose in its then-current prospectus.

5.	Comment:	Page 34 of the prospectus contains disclosure relating to acquired fund fees and expenses (“AFFE”). Please confirm whether the Fund has AFFE and whether a line item relating to AFFE will be included in the Fund’s fee table.

Response:	The Registrant confirms that the Fund does not presently have AFFE in an amount sufficient to trigger disclosure of AFFE in the Fund’s fee table pursuant to Item 3 of Form N-1A. Accordingly, no line item relating to AFFE is included in the Fund’s fee table

6.	Comment:	In the “Prior Performance of Related Accounts” section of the prospectus:

i.        The disclosure states that “[a]s of December 31, 2021, the Composite only has one account, which is the Strategic Income Fund. Prior to that date, other accounts were included in the Composite from time to time.” Explain supplementally why the other accounts that were formerly included in the Composite are no longer included.

Response:        The Registrant confirms that the Composite has only had one account, the Strategic Income Fund, for the duration of the Fund’s existence (i.e., since September 2021). Accordingly, the Registrant has revised the disclosure to reflect this fact. Accounts may move in and out of the Composite over time as their mandates change or as Wellington ceases to manage them.

ii.        The disclosure states that “[a]s of December 31, 2021, the Composite and the Strategic Income Fund did not have a sustainability focus similar to the Fund. As a result, the performance of the Composite and the Strategic Income Fund may be lower or higher if it had a sustainability focus.” Please supplementally explain how the presentation of related accounts performance complies with the requirement in Nicholas-Applegate Mutual Funds, SEC No-Action Letter (publicly available August 6, 1996) that the accounts included in the Composite have investment objectives, policies and strategies substantially similar to those of the Fund.

Response:        The Registrant’s response is the substantially the same as the response previously given to the same comment from the Staff when the Fund was first registered.1

The Registrant notes that the Fund’s sub-adviser, Wellington Management, has represented to the Registrant that the investment objectives, policies and strategies utilized by the Fund are substantially similar to those of the Composite and the Strategic Income Fund. Wellington Management has also confirmed that the Fund is managed by the same portfolio management team as that of the Strategic Income Fund and both funds have substantially similar sector allocation/rotation, risk profile and duration, which are expected to be the key drivers of return for both the Fund and the Strategic Income Fund. In addition, both the Fund and the Strategic Income Fund have substantially similar return and volatility targets and average credit quality.

Although the Fund’s investment objective and strategies have an enhanced focus on sustainability criteria, the Strategic Income Fund has access to proprietary environmental, social and/or governance research to help evaluate a company’s (or issuer’s) risk and return potential as part of its research process as well as engages with management of certain companies (or issuers) regarding corporate governance practices as well as what it deems to be materially important environmental and/or social issues facing a company (or issuer). The Registrant notes that the “Additional Information Regarding Investment Strategies and Risks – Strategic Income Fund” section of the Strategic Income Fund’s prospectus discloses the following:

When evaluating investments for the Fund, Wellington Management has access to proprietary environmental, social and/or governance (“ESG”) research to help evaluate a company’s (or issuer’s) risk and return potential. Wellington Management believes financially material

[1]	See Letter from Adam T. Teufel to Deborah O’Neal, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Registrant’s Post-Effective Amendment No. 29, at comment 8 (September 2, 2021).

ESG factors can impact the performance of the companies (or issuers) in which it invests. Wellington Management has discretion to determine the level at which financially material ESG factors are imbedded into its overall analysis. Wellington Management also engages with management of certain companies (or issuers) regarding corporate governance practices as well as what it deems to be materially important environmental and/or social issues facing a company (or issuer).

The fact that the Fund has an enhanced sustainability focus, however, does not alter the conclusion that the investment policies and strategies of the Strategic Income Fund are substantially similar to those of the Fund.

iii.        The disclosure states that “[b]ecause the gross performance data of the Composite shown in the tables does not reflect the deduction of investment advisory fees paid by accounts that make up the Composite and certain other expenses that would be applicable to exchange-traded funds, the net performance data may be more relevant to potential investors in the Fund in their analysis of the historical experience of Wellington Management in managing all multi sector income bond portfolios, with investment objectives, policies and strategies substantially similar to those of the Fund.” Please clarify what is meant by “more relevant.”

Response:        The Registrant believes that because the gross Composite performance information does not reflect deductions for the Fund’s fees and expenses, the Registrant believes the net performance information is “more relevant” to Fund shareholders as an indication of Wellington’s experience with and performance achieved by managing this type of strategy, net of fees.

iv.        Please confirm supplementally that the “net performance” data is net of all fees and expenses, including sales charges, if any. If the Strategic Income Fund’s fees and expenses are lower than the Fund’s fees and expenses, please revise the disclosure to state that.

Response:        The net performance shown is net of all fees and expenses of the Strategic Income Fund’s Class F shares, as reflected in that fund’s prospectus dated March 1, 2022. Class F shares are not subject to sales charges. The total fees and expenses of the Strategic Income Fund’s Class F shares, as reflected in such fund’s March 1, 2022 prospectus, are currently equal to the total fees and expenses of the Fund, although they have been higher in previous years.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Alice A. Pellegrino

John V. O’Hanlon

Appendix I

YOUR EXPENSES. The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table or the example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.54%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual fund operating expenses	0.54%

Example. The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The example assumes that:

•	Your investment has a 5% return each year
•	The Fund’s operating expenses remain the same

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3	Year 5	Year 10
$55	$173	$302	$677